SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 3)

ECA Marcellus Trust I

(Name of Issuer)

Common Units

(Title of Class of Securities)

26827L 109

(CUSIP Number)

Donald C. Supcoe

Energy Corporation of America

4643 South Ulster Street

Suite 1100

Denver, Colorado 80237

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

David P. Oelman

Vinson & Elkins LLP

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713)758-2222

May 7, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:  ☐

(Continued on following pages)

CUSIP No. 26827L 109		13D

1	Name of Reporting Person Energy Corporation of America

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization West Virginia

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,157,290

	8	Shared Voting Power 0

	9	Sole Dispositive Power 2,157,290

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,157,290

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 12.25%

14	Type of Reporting Person (See Instructions) CO

Item 1.  Security and Issuer

This Amendment No. 3 (this “Amendment”) amends and supplements that certain Schedule 13D initially filed on July 22, 2010, as amended by Amendment No. 1 filed on April 27, 2011 and Amendment No. 2 filed on March 21, 2013 (the “Schedule 13D”). This Amendment relates to the common units (the “ECT Common Units”), of ECA Marcellus Trust I a Delaware statutory trust (the “Issuer”), which has its principal executive offices at 919 Congress Avenue, Suite 500, Austin, Texas, 78701.

Item 2.  Identity and Background

(a), (b), and (c)  Name of Person Filing this Amendment:

This Amendment is being filed by Energy Corporation of America (“ECA”), which beneficially owns approximately 12.25% of the outstanding ECT Common Units of the Issuer.

The name, place of organization, principal business, address of the principal place of business and certain information concerning the officers and directors of ECA is as follows:

ENERGY CORPORATION OF AMERICA

ECA is a privately held energy company engaged in the exploration, development, production, gathering, aggregation and sale of natural gas and oil, primarily in the Appalachian Basin, Gulf Coast and Rocky Mountain regions in the United States and in New Zealand. ECA or its predecessors have owned and operated natural gas properties in the Appalachian Basin for more than 50 years, and ECA is one of the largest natural gas operators in the Appalachian Basin. ECA sells gas from its own wells as well as third-party wells to local gas distribution companies, industrial end users located in the Northeast and other gas marketing entities and into the spot market for gas delivered into interstate pipelines. ECA owns or operates, either directly or through its subsidiaries or affiliates, approximately 5,000 miles of gathering lines and intrastate pipelines that are used in connection with its gas aggregation activities.

The principal business address of ECA, which also serves as its principal office, is 4643 South Ulster Street, Suite 1100, Denver, Colorado 80237.  ECA is controlled and managed by a board of directors.  The directors and executive officers of ECA are as follows:

Name	Position with ECA
John Mork	President, Chief Executive Officer and Director
Donald C. Supcoe	Executive Vice President, General Counsel and Director
Kyle M. Mork	Senior Vice President and Chief Operations Officer and Director
Dennis L. McGowan	Senior Vice President
J. Michael Forbes	Vice President and Treasurer
George V. O’Malley	Vice President of Accounting
Peter A. Sullivan	Vice President of Exploration
Matthew C. Flavin	Vice President of Finance
David E. Jordan	Vice President of Information Technology
Rodney A. Winters	Vice President of Land
Randall Farkosh	Vice President of Marketing
Julie Ann Kitano	Secretary

Name	Position with ECA
Thomas R. Goodwin	Director (Chairman)
W. Gaston Caperton, III	Director
Peter H. Coors	Director
John S. Fischer	Director
W. Grant Gregory	Director
James J. Markowsky	Director
F.H. McCullough, III	Director
Julie M. Mork	Director
Jerry W. Neely	Director
Jay S. Pifer	Director

(d)          None of the persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f)            All of such directors and officers are citizens of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

From March 21, 2013 through May 7, 2014, ECA disposed of 779,652 ECT Common Units in the ordinary course of business, including:

Date	Number of ECT Common Units	Type of Disposition
May 9, 2013	100,444	ECA paid dividends to ECA shareholders of record as of March 31, 2013, with a portion of such being paid in cash and the remaining amount being paid in the form of ECT Common Units.

June 19, 2013	11,581	ECA made three individual sales in to the market of ECT Common Units at the prevailing market prices.

August 9, 2013	131,645	ECA paid dividends to ECA shareholders of record as of June 30, 2013, with a portion of such being paid in cash and the remaining amount being paid in the form of ECT Common Units.

August 13, 2013	95,300	ECA made 17 individual sales in to the market of ECT Common Units at the prevailing market prices.

August 15, 2013	8,700	ECA made two individual sales in to the market of ECT Common Units at the prevailing market prices

August 27, 2013	100	ECA made one sale in to the market of ECT Common Units at the prevailing market price

September 9, 2013	2,000	ECA made one sale in to the market of ECT Common Units

Date	Number of ECT Common Units	Type of Disposition
		owned by ECA at the prevailing market price

November 7, 2013	67,636	ECA made multiple sales in to the market of ECT Common Units at the prevailing market price.

November 8, 2013	10,490	ECA made multiple sales in to the market of ECT Common Units owned by ECA at the prevailing market price.

November 8, 2013	132,157	ECA paid dividends to ECA shareholders of record as of September 30, 2013, with a portion of such being paid in cash and the remaining amount being paid in the form of ECT Common Units owned by ECA.

November 11, 2013	34,546	ECA made multiple sales in to the market of ECT Common Units at the prevailing market price.

November 22, 2013	36,391	ECA transferred ECT Common Units to a retiring employee.

December 27, 2013	37,551	ECA transferred ECT Common Units to a retiring employee.

May 7, 2014	111,111	ECA transferred ECT Common Units to a third party consultant.

Please note that there was a typographical error in the number of shares beneficially owned by ECA as of March 21, 2013 in Amendment No. 2 to the Schedule 13G filed with the Securities and Exchange Commission.  As of March 21, 2013, ECA beneficially owned 2,936,942 ECT Common Units.

Item 4.  Purpose of Transaction

ECA acquired the ECT Common Units in 2010 for investment purposes.  ECA currently has no plans to undertake any action that would require further disclosure under this Item 4.

Item 5.  Interest in Securities of the Issuer.

(a)                                 As of May 7, 2014, ECA beneficially owns an aggregate of 2,157,290 ECT Common Units representing approximately 12.25% of the outstanding ECT Common Units.  The percentage set forth in this Item 5 is calculated based upon the number of ECT Common Units outstanding as of November 8, 2013 based on ECT’s Quarterly Report on Form 10-Q filed with the SEC on November 8, 2013.  The ECT Common Units are held directly by ECA.

(b)                                 ECA has sole voting power and sole dispositive power with respect to the ECT Common Units beneficially owned by it.

(c)                                  Except as described in this Amendment, there have been no transactions in the ECT Common Units effected by ECA, or, to the knowledge of ECA, any person identified in Item 2, during the past 60 days.

(d)                                 Except as described in this Amendment, no other person is known by ECA to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, ECT Common Units beneficially owned by ECA.

(e)           Not applicable.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationship with respect to the ECT Common Units that require disclosure on this Amendment.

Item 7.  Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

May 7, 2014	ENERGY CORPORATION OF AMERICA

	By:	/s/ Donald C. Supcoe
	Name:	Donald C. Supcoe
	Title:	Executive Vice President & General Counsel